UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 3)1

Noble Roman’s, Inc.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

655107100
(CUSIP Number)

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 8, 2015
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 655107100

1	NAME OF REPORTING PERSON RED ALDER MASTER FUND L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,391,503
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,391,503
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,391,503
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.92%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 655107100

1	NAME OF REPORTING PERSON RED ALDER GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,391,503
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,391,503
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,391,503
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.92%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 655107100

1	NAME OF REPORTING PERSON SCHUSTER TANGER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,391,503
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,391,503
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,391,503
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.92%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 655107100

The following constitutes Amendment No. 3 to the Schedule 13D filed by the undersigned (“Amendment No. 3”). This Amendment No. 3 amends and restates Amendment No. 2 to the Schedule 13D in its entirety.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares owned by the Fund were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein. The aggregate purchase price of the 1,391,503 Shares beneficially owned by the Fund is approximately $2,516,919, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On April 8, 2015, Red Alder GP and certain of its affiliates (“Red Alder”) entered into an agreement (the “Agreement”) with the Issuer with respect to certain matters related to the Issuer’s 2015 annual meeting of shareholders (the “2015 Annual Meeting”). Under the terms of the Agreement, the Issuer agreed to promptly (i) increase the size of the Board of Directors (the “Board”) by one member and (ii) appoint Schuster Tanger as a Class I director of the Board, with a term expiring at the 2017 annual meeting of shareholders, to fill the resulting vacancy.

Pursuant to the Agreement, Red Alder is subject to certain standstill restrictions during the period from the date of the Agreement until August 31, 2017 (such period, the “Standstill Period”). During the Standstill Period, Red Alder is subject to customary standstill and voting obligations.  Red Alder has agreed to vote all Shares it beneficially owns in favor of all directors nominated by the Board and in accordance with the recommendation of the Board on other matters.

The foregoing description of the Agreement is qualified in its entirety by reference to the Agreement, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

(a)           The aggregate percentage of Shares reported owned by each Reporting Person is based upon 20,095,087 Shares outstanding as of March 9, 2015, which is the total number of Shares outstanding as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 12, 2015.

As of the close of business on April 9, 2015, the Fund beneficially owned 1,391,503 Shares, constituting approximately 6.92% of the outstanding Shares. Red Alder GP, as the general partner of the Fund, and Mr. Tanger, as the managing member of Red Alder GP, may be deemed to beneficially own the Shares owned by the Fund.

Each Reporting Person disclaims beneficial ownership with respect to any Shares other than the Shares owned directly by such Reporting Person.

CUSIP NO. 655107100

(b)           The Fund, Red Alder GP and Mr. Tanger have the sole power to vote or direct the vote of and to dispose or direct the disposition of the 1,391,503 Shares held by the Fund.

(c)            The transactions in the Shares on behalf of the Fund during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On April 8, 2015, Red Alder and the Issuer entered into the Agreement defined and described in Item 4 above and attached as Exhibit 99.1 hereto.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	Agreement by and among Red Alder Master Fund L.P., Red Alder GP, LLC, Schuster Tanger and Noble Roman’s, Inc., dated April 8, 2015.

CUSIP NO. 655107100

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  April 10, 2015

RED ALDER MASTER FUND L.P.
By: Red Alder GP, LLC, its general partner

By:	/s/ Schuster Tanger
	Name:	Schuster Tanger
	Title:	Managing Member

RED ALDER GP, LLC

By:	/s/ Schuster Tanger
	Name:	Schuster Tanger
	Title:	Managing Member

/s/ Schuster Tanger
Schuster Tanger

CUSIP NO. 655107100

SCHEDULE A

Transactions in the Shares During the Past Sixty Days

Shares of Common Stock Purchased / (Sold)	Price Per Share($)	Date of Purchase / Sale

RED ALDER MASTER FUND L.P.

10,0000	2.4510	02/06/2015